Parlee McLaws LLP
BARRISTERS & SOLICITORS

02028289

April 2, 2002

DIRECT DIAL: (403) 294-7011
email: npenner@parlee.com
OUR FILE #: 52932-40/nmp

Securities Commissions in all Provinces of Canada

SUPPL

Dear Sirs

Re: APF Energy Trust

We advise the following with respect to the upcoming Meeting of Unitholders for the subject Corporation.

1. Meeting Type: Annual General and Special Meeting
2. Security Description: Trust Units
3. CUSIP Number: 00185T202
4. Meeting Date and Time: June 3, 2002 at 3 p.m.
5. Record Date: April 29, 2002
6. Meeting Location: Petroleum Club, 319 – 5th Avhenue S.W. Calgary, Alberta

SEC MAIL PROCESSING RECEIVED APR 05 2002 366 D.C. SECTION

Yours truly,

PARLEE McLAWS LLP

(Signed)
"Nancy Penner"
NMP/maz

PROCESSED
APR 19 2002
THOMSON FINANCIAL

cc: Philip Menard @ Computershare by fax
The Toronto Stock Exchange

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{K:\cdox\0052932\000040\CT016701.DOC;1}

APF ENERGY TRUST

NEWS RELEASE
TSE: AY.UN

APF ENERGY TRUST RELEASES YEAR-END OPERATING AND FINANCIAL RESULTS

April 2, 2002

APF Energy Trust released today its operating and financial results for the year ended December 31, 2001.

Highlights for the year include:

- A 60 per cent increase in production to 5,832 barrels of oil equivalent per day, with fourth quarter daily production averaging 7,382 barrels of oil equivalent
- A 53 per cent increase in operating cash flow to a record $43.5 million
- A 60 per cent increase in distributions to a record $3.045 per unit

OPERATING SUMMARY	2001	2000	% Change
Daily Average Production			
Oil (bbl/day)	**3,167**	1,152	175
Natural Gas (mcf/day)	**15,391**	13,449	14
NGL's (bbls/day)	**100**	254	(61)
Total (boe/day)	**5,832**	3,648	60
Annual (mboe)	**2,129**	1,335	59
Production Split (%)			
Oil & NGL's	**56**	39	45
Gas	**44**	61	(28)
Commodity Sales Prices ($)			
Oil(/bbl)	**32.20**	42.67	(25)
Natural Gas (/mcf)	**5.25**	4.89	7
NGL's (/bbl)	**30.97**	35.96	(14)
Average (/boe)	**31.87**	34.01	(6)
Hedging Gain/(Loss)	**0.07**	(1.03)	107
Net Selling Price (/boe)	**31.94**	32.98	(3)

FINANCIAL SUMMARY	2001	2000	% Change
Revenue ($000)	**69,924**	44,974	55
Per Unit ($)	**5.56**	6.53	(15)
Operating Cashflow ($000)	**43,474**	28,424	53
Per Unit ($)	**3.46**	4.13	(16)
Net Income ($000)	**18,144**	14,075	29
Per Unit ($)	**1.44**	2.04	(29)
Distributable Income ($000)	**33,621**	14,434	133
Per Unit ($)	**2.67**	2.10	28
Distributions ($000)	**37,311**	13,899	168
Per Unit (Paid during period) ($)	**3.05**	1.90	60
Operating costs per boe ($)	**6.15**	6.01	2
Operating netback per boe ($)	**20.42**	21.29	(4)
Bank Debt ($000)	**59,250**	25,736	130
Units Outstanding (000's)			
Year-end	**15,584**	7,139	118
Average	**12,578**	6,888	83
Trading			
High ($)	**13.40**	10.40	29
Low ($)	**8.75**	7.00	25
Close ($)	**9.85**	9.75	1
Volume (000)	**11,645**	2,520	362
Value ($000)	**123,767**	21,711	470

Note: Columns may not add due to rounding.

Financial and Operating Results

Production during the fourth quarter of 2001 averaged 7,382 barrels of oil equivalent per day ("boe"), comprised of 4,484 barrels ("bbl") of oil, 16.5 million cubic feet ("mmcf") of gas and 144 bbl of natural gas liquids. For the year, total production moved up to an average of 5,832 boe, a 60% per cent increase over 2000 production of 3,648 boe per day. Oil production increased 175% per cent to 3,167 bbl per day, natural gas production increased 14 per cent to 15.4 mmcf per day and natural gas liquids production decreased 61 per cent to 100 bbl per day. This substantial increase in overall production was the result of the acquisition of Alliance Energy Inc. and the subsequent purchase of additional assets located in Southeast Saskatchewan, both of which closed during the month of April, 2001.

As a result of significantly increased production, revenue before royalties for the year increased 55 per cent to $69.9 million. Operating cash flow during the year increased 53 per cent to $43.5 million ($3.46 per unit) from $28.4 million in 2000. Average prices received by the Trust were $32.20 per bbl for oil, $5.25 per thousand cubic feet ("mcf") for gas and $30.97 per bbl for natural gas liquids as compared to $42.67 per bbl for oil, $4.89 per mcf for gas and $35.96 per bbl for natural gas liquids in 2000. On an oil equivalent basis, the average price received was $31.87 per boe, a 6 per cent decrease over the prior year. As a result of higher revenues, total royalties for the year increased to $13.4 million or $6.28 per boe from $8.5 million ($6.39 per boe) during 2000.

Operating costs increased nominally to $6.15 per boe during 2001 as compared to $6.01 per boe for 2000. The majority of the increase can be attributed to field optimization costs associated with the SE Saskatchewan acquisitions. The Trust's operating netback for the year was $20.42 per boe as compared to $21.29 per boe in 2000. General and administrative costs and management fees were $1.58 per boe and $0.71 per boe, respectively. This compares to general and administrative costs of $1.38 per boe and management fees of $0.74 per boe for 2000. For the year, the Trust's net income increased to $18.1 million , from $14.1 million recorded during 2000.

Capital Expenditures

Total capital expenditures during 2001 amounted to $121.9 million, based on cash and share consideration paid, compared to $18.9 million in 2000 (before dispositions). Capital expenditures during 2001 included $98.8 million on acquisitions net of dispositions, $15.8 million invested in exploitation and development activities and $0.4 million of other costs. The $52.8 million purchase of Alliance Energy Inc. and the subsequent acquisition of additional assets in Southeast Saskatchewan accounted for over 90 per cent of the capital spent during 2001. The Trust more than replaced its production by development and optimization initiatives, continuing its two-pronged strategy of not only buying well, but ensuring that the upside potential of its assets is harvested.

Cash Distributions

The Trust's distributions totaled $3.045 in 2001 including the December cash distribution paid on January 15, 2002, compared to $1.900 per unit in 2000. This record distribution level for the Trust was a result of continued strong production performance from the Trust's high quality oil and natural gas properties and the high level of commodity prices. Monthly cash distributions for the first quarter of 2002 have each been $0.15 per unit. Despite a recent strengthening in commodity prices, the Trust does not anticipate any increases in the monthly rate in the near future.

Since completing its initial public offering in late 1996, the Trust has generated one of the sector's highest total returns. The combination of the Alliance and Southeast Saskatchewan acquisitions, completed in April 2001, was the largest acquisition in our history and made a significant change in the size and scope of our operations. Since inception in December of 1996, the Trust has distributed over $72.9 million ($10.00 per unit) to unitholders and the unit price has grown from $10 at the initial public offering to a recent price of $10.95.

Hedging

Commodity prices were extremely volatile during 2001. Although we saw a dramatic confluence of high oil and gas prices during the first quarter, a slowing economy, higher inventories and other world and domestic events contributed to weaker prices later in the year. The Trust actively manages commodity price risk by entering into hedging contracts to protect revenue from fluctuations in commodity prices. The following is a summary of current hedges:

Month	Oil		Gas (costless collars)	
	Volume (bbl/d)	Price (US$/bbl)	Volume (mcf/d)	Price (C$/mcf)
Jan 02	2,000	27.38	2,625	3.94-4.78
Feb 02	2,000	24.00	2,625	3.94-4.78
Mar 02	2,000	23.85	2,625	3.94-4.78
Apr 02	2,000	21.83	2,100	4.20-5.51
May 02	3,000	22.39	2,100	4.20-5.51

Jun 02	3,000	20.92	2,100	4.20-5.51
Jul 02	3,000	20.95	2,100	4.20-5.80
Aug 02	2,000	22.11	2,100	4.20-5.80
Sep 02	1,500	22.64	2,100	4.20-5.80
Oct 02	1,000	24.87	2,100	4.20-7.06
Nov 02	500	24.02	2,100	4.20-7.06
Dec 02	500	24.02	2,100	4.20-7.06
Jan 03	----	----	2,100	4.20-8.22
Feb 03	----	----	2,100	4.20-8.22
Mar 03	----	----	2,100	4.20-8.22

Corporate Governance

The Trust currently has a five person board, comprised of three independent directors and two management appointees. On March 19, 2002, Donald Engle was appointed Chairman of the Board of Directors. Mr. Engle, who has been on the APF board since December 2000, has more than 30 years experience in all matters related to the financing and management of public and private oil and gas corporations and limited partnerships. Most recently, Mr. Engle had been President of Grey Wolf Exploration Inc., a publicly traded oil and gas company listed on The Toronto Stock Exchange.

The Board of Directors has also established several committees to deal with specialized issues, all of which have a majority of independent directors as members. In addition to the audit committee, the Trust has a reserves and a compensation committee. The Board and the committees generally meet at least quarterly, or more often as required.

The annual meeting of the Trust is scheduled for 3:00 p.m. June 3, 2002 at the Calgary Petroleum Club. It is anticipated that a copy of the Trust's annual report, Notice of Meeting, Information Circular and Proxy will be mailed to unitholders on or about May 1, 2002.

Citadel Exchange Offer

In response to several inquiries, APF wishes to clarify the circumstances regarding the current exchange offer proposed by Citadel Diversified Income Trust ("Citadel "). Citadel is a publicly-traded income trust which invests in royalty trusts, income trusts, and real estate investment trusts. On March 13, 2002 Citadel filed a preliminary short form prospectus to allow unitholders of 65 such trusts (including APF Energy) to exchange their units for units of Citadel. The offer is not a takeover bid for APF or any of the other trusts and unitholders of APF are not obliged to take any action, in which case they will continue to hold their APF units and receive distributions in the normal course. The Citadel offer is open until 4 pm EST on April 15, 2002. For further information on the Citadel exchange offer, unitholders should contact their investment advisors or APF investor relations. The Board of Directors of APF Energy Inc. recommends that unitholders seek professional advice with regard to legal, tax, accounting and financial issues prior to making any decision regarding their APF Units.

Upcoming Investor Presentations

APF will be participating in two royalty trust conferences in the coming months: CIBC World Markets' Fifth Annual Income Fund Conference in Toronto on April 16, 2002, and Rapport Capital's Eight COPIC Trusts & LPs Conference in Toronto on May 29, 2002. Further details are available from APF's website by following the links to "Conferences".

Consolidated Balance Sheets at December 31 ($)	2001	2000
Assets		
Current assets		
Cash	2,042,909	66,231
Accounts receivable	9,979,202	7,443,285
Other current assets	2,376,422	1,341,398
	14,398,533	8,850,914
Site restoration fund	29,389	-
Property, plant and equipment	183,748,484	58,537,348
	198,176,406	67,388,262
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	10,024,004	4,388,318
Due to APF Management Inc.	1,087,685	685,988
Cash distribution payable	2,337,582	1,570,659
	13,449,271	6,644,965
Future income taxes	29,430,306	4,652,982
Long-term debt	59,250,000	25,735,555
Site restoration liability	3,637,539	2,143,041
	105,767,116	39,176,543
Unitholders' Equity		
Unitholders' investment account	141,068,870	57,704,112
Retained earnings	24,224,117	6,080,453
Accumulated cash distributions	(72,883,697)	(35,572,846)
	92,409,290	28,211,719
	198,176,406	67,388,262

Consolidated Statement of Operations & Retained Earnings ($)	2001	2000
Revenue		
Oil and gas	68,038,666	44,046,732
Royalties expense, net of ARTC	(13,363,789)	(8,529,767)
Other	1,885,657	927,722
	56,560,534	36,444,687
Expenses		
Operating	13,086,271	8,021,144
General and administrative	3,360,236	1,844,203
Management fee	1,503,291	993,245
Interest on long-term debt	3,047,933	1,882,285
Depletion and amortization	19,778,736	7,174,725
Site restoration	1,292,645	904,458
Capital and other taxes	1,172,302	164,230
	43,241,414	20,984,290
Unusual item	-	(210,212)
Income before income taxes and minority interest	13,319,120	15,670,609
Provision for (recovery of) future income taxes	(5,173,528)	1,406,000
Income before minority interest	18,492,648	14,264,609
Minority interest	348,984	189,892
Net income	18,143,664	14,074,717
Retained earnings (deficit) – Beginning of year	6,080,453	(5,797,283)
Adjustment for change in accounting policy	-	(2,196,981)
Retained earnings – End of year	24,224,117	6,080,453
Net income per unit	1.44	2.04

Consolidated Statements of Cash Flows ($)	2001	2000
Cash provided by (used in)		
Operating activities		
Net income for the year	18,143,664	14,074,717
Items not affecting cash		
Depletion and amortization	19,778,736	7,174,725
Minority interest	348,984	189,892
Future income taxes	(5,173,528)	1,406,000
Site restoration	1,292,645	904,458
Site restoration expenditures (note 6)	(395,611)	(43,544)
	33,994,890	23,706,248
Net change in non-cash working capital items		
Accounts receivable	339,583	(3,367,989)
Other current assets	(992,615)	(733,588)
Accounts payable and accrued liabilities	(2,412,295)	1,826,914
Due to APF Management	401,697	396,271
Cash distribution payable	766,923	834,419
Current portion of discontinued acquisition	-	(2,742,270)
	(1,896,707)	(3,786,243)
Cash distributions	(37,310,851)	(13,898,859)
	(5,212,668)	6,021,146
Investing activities		
Purchase of Alliance Energy Inc.	(38,866,268)	-
Purchase of oil and natural gas properties	(63,794,535)	(18,941,517)
Changes in non-cash working capital items – accounts payable	3,957,190	(176,214)
	(98,703,613)	(19,117,731)
Proceeds on sale of properties	6,903,199	12,392,878
Long-term asset investment – net	-	950,000
Site restoration fund reserve	(29,389)	-
	(91,829,803)	(5,774,853)
Financing activities		
Discontinued acquisition liability	-	(650,803)
Issue of units for cash	78,394,000	8,925,542
Issue of units for cash under stock options	990,492	216,398
Unit issue costs	(5,080,804)	(1,142,523)
Proceeds on issue of long-term debt – net	25,064,445	-
Repayment of long-term debt – net	-	(7,435,334)
Distribution to 1% minority interest	(348,984)	(189,892)
	99,019,149	(276,612)
Change in cash during the year	1,976,678	(30,319)
Cash – Beginning of year	66,231	96,550
Cash – End of year	2,042,909	66,231

Consolidated Statements of Cash Distributions and Accumulated Cash Distributions ($)	2001	2000
Oil and gas sales	68,038,666	44,046,732
Other	1,885,657	927,722
Gross overriding royalties and lessor's royalties	(6,128,274)	(4,124,993)
	63,796,049	40,849,461
Less		
Operating costs	13,086,271	8,021,144
General and administrative	2,893,732	1,502,184
Management fees	1,503,291	993,245
Debt service charges (including interest and principal)	3,047,933	10,798,865
Abandonment fund contribution	425,000	43,544
Capital and other taxes	1,172,302	164,230
Capital expenditures	16,224,837	5,628,238
Drawdown on credit facilities	(16,224,837)	(5,628,238)
	22,128,529	21,523,212
Income subject to the Royalty	41,667,520	19,326,249
99% of income subject to the Royalty	41,250,845	19,132,986
Crown charges, net of Alberta Royalty Tax Credit	(7,163,159)	(4,360,727)
General and administrative costs of the Trust	(466,504)	(338,598)
	33,621,182	14,433,661
Repayment of capital/(working capital reserve)	3,689,669	(534,998)
Cash distributed and available to be distributed	37,310,851	13,898,663
Cash distributed to date	34,973,269	12,328,004
Cash distribution payable	2,337,582	1,570,659
Actual cash distribution declared per unit	2.98	2.00
Opening accumulated cash distributions	35,572,846	21,673,983
Distribution declared and paid	34,973,269	12,328,204
Distribution declared and payable	2,337,582	1,570,659
Closing accumulated cash distributions	72,883,697	35,572,846

Certain statements in this material may "forward-looking statements" including outlook on oil and gas prices, estimates of future production, estimated completion dates of construction and development projects, business plans for drilling and exploration, estimated amounts and timing of capital expenditures and anticipated future debt levels and royalty rates. Information concerning reserves contained in this material may also be deemed to be forward-looking statements as such estimates involve the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated by APF. **The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.**

For further information, please contact:

Steve Cloutier, Executive Vice President & Chief Operating Officer

Alan MacDonald, V.P. Finance

Telephone (403) 294-1000 • Toll Free (800) 838-9206 • Fax (403) 294-1074

E-mail: invest@apfenergy.com • Internet: www.apfenergy.com

APF ENERGY TRUST

NEWS RELEASE
TSE: AY.UN

APF ENERGY ANNOUNCES TAX TREATMENT OF DISTRIBUTIONS

March 12, 2002 - APF Energy Trust released its tax information for distributions received by unitholders during 2001. Of the $3.045 paid to unitholders, 42.834% is non-taxable as a return of capital, while 57.166% is considered taxable income.

The table below sets out the cash distributions received in 2001 by unitholders, and indicates what portion of each distribution is taxable as income and what is not taxable as a return of capital. As the distribution declared by APF in December 2001 was received by unitholders in January 2002, it will not be included in the calculation of a unitholder=s 2001 taxable income. Please note that columns may not add due to rounding.

Record Date	Paid	Capital	Income	Total
31-Dec-00	15-Jan-01	$ 0.094	$ 0.126	$ 0.220
31-Jan-01	15-Feb-01	$ 0.107	$ 0.143	$ 0.250
28-Feb-01	15-Mar-01	$ 0.107	$ 0.143	$ 0.250
31-Mar-01	15-Apr-01	$ 0.096	$ 0.129	$ 0.225
30-Apr-01	15-May-01	$ 0.129	$ 0.171	$ 0.300
31-May-01	15-Jun-01	$ 0.129	$ 0.171	$ 0.300
30-Jun-01	15-Jul-01	$ 0.129	$ 0.171	$ 0.300
31-Jul-01	15-Aug-01	$ 0.129	$ 0.171	$ 0.300
31-Aug-01	15-Sep-01	$ 0.107	$ 0.143	$ 0.250
30-Sep-01	15-Oct-01	$ 0.107	$ 0.143	$ 0.250
31-Oct-01	15-Nov-01	$ 0.086	$ 0.114	$ 0.200
30-Nov-01	15-Dec-01	$ 0.086	$ 0.114	$ 0.200
Total		$ 1.304	$ 1.741	$ 3.045

Units held within an RRSP, RRIF, or DPSP

No amount should be reported on the 2001 individual Income Tax Return ("T1") in respect of trust units held in a Registered Retirement Savings Plan (RRSP), Registered Retirement Income Fund (RRIF), or Deferred Profit Sharing Plan (DPSP).

Units held outside an RRSP, RRIF, or DPSP

Unitholders who held trust units outside an RRSP, RRIF, or DPSP will receive a T3 Supplementary Slip for 2001 (AT3") and must report the taxable portion of such distributions as Aother income@ in Box 26 of their T3. Unitholders who hold units through intermediaries such as investment advisers will be receiving T3s from those intermediaries.

Adjusted Cost Base Reduction

The Adjusted Cost Base (AACB@) is used in calculating capital gains or losses on the disposition of trust units held as capital property by a unitholder. As set out above, the ACB of each trust unit is reduced by the portion of distributions received which is considered a return of capital and accordingly not reported on a T3. Should a taxpayer=s ACB be reduced below zero, that negative amount is deemed to be a capital gain of the individual and the ACB is deemed to be nil. That capital gain must be reported on Schedule 3 of the unitholder=s T1.

For further information, please contact:

Steve Cloutier, Executive Vice President & Chief Operating Officer

Alan MacDonald, Vice President, Finance

Telephone (403) 294-1000 • Toll Free (800) 838-9206 • Fax (403) 294-1074

E-mail: invest@apfenergy.com • Internet: www.apfenergy.com

APF ENERGY TRUST

NEWS RELEASE
TSE: AY.UN

APF ENERGY TRUST ANNOUNCES $0.15 MONTHLY DISTRIBUTION

March 20, 2002 -- APF Energy Trust announced that its next monthly distribution will be $0.15 per trust unit. Payment will be made on April 15, 2002, to unitholders of record on March 31, 2002. The ex-distribution date is March 26, 2002. With this payment, APF has declared cumulative distributions of $10.45 per unit, since completing its IPO at $10.00 per unit in December of 1996.

APF Energy Trust is a conventional oil and gas royalty trust with production in Western Canada.

For further information, please contact:
Steve Cloutier, Executive Vice President & Chief Operating Officer
Alan MacDonald, Vice President, Finance
Telephone (403) 294-1000 • Toll Free (800) 838-9206 • Fax (403) 294-1010
E-mail: invest@apfenergy.com • Internet: www.apfenergy.com